                  [CHANCELLOR LGT ASSET MANAGEMENT LETTERHEAD]



    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940


Coopers & Lybrand L.L.P.                                            May 5, 1998
One Post Office Square
Boston, MA 02109

We, as members of management of the GT Global New Dimension Fund (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of December 31, 1997 and from November 21, 1997 through December 31, 1997

Based on this evaluation, we assert that the Fund was in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of December 31, 1997 and from November 21, 1997 through December 31, 1997, with respect to securities reflected in the investment account of the Fund.

Very truly yours,

Chancellor LGT Asset Management, Inc.




/s/ HELGE K. LEE                          /s/ KENNETH W. CHANCEY
----------------------------------        --------------------------------------
Helge K. Lee                              Kenneth W. Chancey
Chief Legal and Compliance Officer        Senior Vice President, Fund Accounting
and Secretary

           REPORT ON EXAMINATION OF SECURITIES PURSUANT TO RULE 17F-2
           ----------------------------------------------------------


To the Board of Trustees of the GT Global New Dimension Fund:


We have examined management's assertion about GT Global New Dimension Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of December 31, 1997, and during the period from November 21, 1997 (date of our last examination) through December 31, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997, and with respect to the test of selected security purchases and sales, for the period from November 21, 1997 through December 31, 1997:

     * Confirmation of the number of shares of beneficial interest of the underlying funds owned by the Fund and held by a securities depository which uses the book entry method of accounting for securities (i.e. GT Global Investor Services, Inc.).

     * Reconciliation of all such shares of beneficial interest to the books and records of the Fund.

     * Test of selected purchases and sales of underlying fund shares since our last report from the books and records of the Fund to a confirmation from GT Global Investor Services, Inc.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund above was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of December 31, 1997 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purposes.




                                                /s/  Coopers & Lybrand L.L.P
                                             ----------------------------------
                                             COOPERS & LYBRAND L.L.P


Boston, Massachusetts
May 5, 1998

                                                  ------------------------------
            UNITED STATES                                  OMB APPROVAL
   SECURITIES AND EXCHANGE COMMISSION             ------------------------------
       WASHINGTON, D.C. 20549                     OMB NUMBER:   3235-0360
                                                  EXPIRES:
            FORM N-17F-2                          ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.......0.05
 Certificate of Accounting of Securities          ------------------------------
            and Similar
    Investments in the Custody of
   Management Investment Companies

Pursuant to Rule 17f-2 [17 cfr 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:               Date Examination Completed:

811-7782                                             December 31, 1997
--------------------------------------------------------------------------------
2. State Identification Number:
                               Appendix A.
--------------------------------------------------------------------------------
   AL           AK          AZ          AR          CA          CO
--------------------------------------------------------------------------------
   CT           DE          DC          FL          GA          HI
--------------------------------------------------------------------------------
   ID           IL          IN          IA          KS          KY
--------------------------------------------------------------------------------
   LA           ME          MD          MA          MI          MN
--------------------------------------------------------------------------------
   MS           MO          MT          NE          NV          NH
--------------------------------------------------------------------------------
   NJ           NM          NY          NC          ND          OH
--------------------------------------------------------------------------------
   OK           OR          PA          RI          SC          SD
--------------------------------------------------------------------------------
   TN           TX          UT          VT          VA          WA
--------------------------------------------------------------------------------
   WV           WI          WY          PUERTO RICO
--------------------------------------------------------------------------------
   Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   GT Global Series Trust:  GT Global New Dimension Fund
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. Address of principal executive office
   (number, street, city, state, zip code):

50 California Street, San Francisco, California 94111
--------------------------------------------------------------------------------
INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

APPENDIX A

GT GLOBAL SERIES TRUST: GT GLOBAL NEW DIMENSION FUND

STATE                   CLASS OF SHARES      PERMIT NUMBER
Alaska                        N/A            98-00423
Alabama                       N/A            N/A
Arizona                        A             S-0055362-QUAL
Arizona                        B             S-0055363-QUAL
Arizona                        C             S-0056705-QUAL
Arizona                     Advisor          S-0055361-QUAL
Arkansas                      N/A            97-M0704-01
California                    N/A            N/A
Colorado                      N/A            IC98-13-225
Connecticut                   N/A            SI44117
Delaware                      N/A            N/A
Florida                       N/A            N/A
Georgia                       N/A            56-002491
Guam                          N/A            4391
Hawaii                        N/A            N/A
Idaho                         N/A            48244
Illinois                      N/A            9737435
Indiana                       N/A            97-0463 IC
Iowa                           A             I-39248
Iowa                           B             I-39249
Iowa                           C             I-40193
Iowa                        Advisor          I-39250
Kentucky                    Advisor          M34120
Louisiana                    A,B,C           51934
Louisiana                   Advisor          51933
Maryland                       A             SM971269
Maryland                       B             SM971267
Maryland                       C             SM972127
Maryland                    Advisor          SM971268
Massachusetts                  A             N/A
Massachusetts                  B             N/A
Massachusetts                  C             N/A
Massachusetts               Advisor          N/A
Maine                          A             98-1252
Maine                          B             98-1253
Maine                          C             MF-98-5450
Maine                       Advisor          98-1254
Michigan                       A             276032
Michigan                       B             276030
Michigan                       C             276453
Michigan                    Advisor          276031
Minnesota                     N/A            R-39931.1
Mississippi                    A             MF-97-08-100
Mississippi                    B             MF-97-08-102
Mississippi                    C             MF-97-12-220
Mississippi                 Advisor          MF-97-08-101
Missouri                      N/A            0001-85634
Montana                      A,B,C           37472
Montana                     Advisor          37473
North Carolina                N/A            7195
North Dakota                   A             T611
North Dakota                   B             T612
North Dakota                   C             U555
North Dakota                Advisor          T610
Nebraska                       A             119108
Nebraska                       B             119109
Nebraska                       C             022938
Nebraska                    Advisor          119107
New Hampshire                  A             N/A
New Hampshire                  B             N/A
New Hampshire                  C             N/A
New Hampshire               Advisor          N/A
New Jersey                     A             N/A
New Jersey                     B             N/A
New Jersey                     C             N/A
New Jersey                  Advisor          N/A
New Mexico                     A             977422
New Mexico                     B             977420
New Mexico                     C             671906
New Mexico                  Advisor          977419
New York                      N/A            S280493
Nevada                         A             N/A
Nevada                         B             N/A
Nevada                         C             N/A
Nevada                      Advisor          N/A
Ohio                         A,B,C           10592
Ohio                        Advisor          10591
Oklahoma                     A,B,C           I-355797
Oklahoma                    Advisor          I-355897
Oregon                       A,B,C           97-0795
Oregon                      Advisor          97-0794
Pennslyvania                  N/A            97-08-023MF
Puerto Rico                    A             S-18375
Puerto Rico                    B             S-18375-1
Puerto Rico                    C             S-18375-2
Puerto Rico                 Advisor          S-18376
Rhode Island                  N/A            N/A
South Carolina                N/A            MF10871
South Dakota                   A             10828
South Dakota                   B             10829
South Dakota                   C             13107
South Dakota                Advisor          10830
Tennessee                      A             RM98-1939
Tennessee                      B             RM98-1939
Tennessee                      C             M98-1477
Tennessee                   Advisor          RM98-1939
Texas                          A             C 53647
Texas                          B             C53648
Texas                          C             C 54664
Texas                       Advisor          C53646
Utah                         A,B,C           B00013247
Utah                        Advisor          B00013234
Vermont                        A             8/12/97-30
Vermont                        B             8/12/97-29
Vermont                        C             12/11/97-44
Vermont                     Advisor          8/12/97-28
Washington                     A             C-56669
Washington                     B             C-56670
Washington                     C             C-57643
Washington                  Advisor          C-56671
Wisconsin                      A             335111-03
Wisconsin                      B             335110-03
Wisconsin                      C             339966-03
Wisconsin                   Advisor          335112-03
West Virginia                  A             MF-22887
West Virginia                  B             MF-22885
West Virginia                  C             MF-23896
West Virginia               Advisor          MF-22884
Wyoming                       N/A            20619